                                                                 Exhibit (a)(1)

                                  EASCO, INC.
                        OFFER TO PURCHASE FOR CASH UP TO
                      1,000,000 SHARES OF ITS COMMON STOCK
                  AT A PURCHASE PRICE NOT IN EXCESS OF $12.00
                         NOR LESS THAN $9.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 18, 1998, UNLESS THE OFFER IS EXTENDED.
    EASCO, INC., A DELAWARE CORPORATION (THE "COMPANY"), HEREBY INVITES ITS STOCKHOLDERS TO TENDER SHARES OF ITS COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), TO THE COMPANY AT PRICES NOT IN EXCESS OF $12.00 NOR LESS THAN $9.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON, AS SPECIFIED BY
     STOCKHOLDERS TENDERING THEIR SHARES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH HEREIN AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH, AS
  AMENDED OR SUPPLEMENTED FROM TIME TO TIME, TOGETHER CONSTITUTE THE "OFFER"). THE COMPANY WILL, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, DETERMINE THE SINGLE PER SHARE PRICE, NOT IN EXCESS OF $12.00 NOR LESS THAN
   $9.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON (THE "PURCHASE PRICE"), THAT IT WILL PAY FOR SHARES PROPERLY TENDERED PURSUANT TO THE
   OFFER, TAKING INTO ACCOUNT THE NUMBER OF SHARES SO TENDERED AND THE PRICES SPECIFIED BY TENDERING STOCKHOLDERS. THE COMPANY WILL SELECT THE LOWEST PURCHASE
   PRICE THAT WILL ALLOW IT TO BUY 1,000,000 SHARES (OR SUCH LESSER NUMBER OF SHARES AS ARE PROPERLY TENDERED AT PRICES NOT IN EXCESS OF $12.00 NOR LESS THAN
    $9.00 PER SHARE). ALL SHARES PROPERLY TENDERED AT PRICES AT OR BELOW THE PURCHASE PRICE AND NOT PROPERLY WITHDRAWN WILL BE PURCHASED AT THE PURCHASE
PRICE, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, INCLUDING THE
 PRORATION PROVISIONS. ALL SHARES ACQUIRED IN THE OFFER WILL BE ACQUIRED AT THE
   PURCHASE PRICE. THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO PURCHASE MORE THAN 1,000,000 SHARES PURSUANT TO THE OFFER. SHARES TENDERED AT
   PRICES IN EXCESS OF THE PURCHASE PRICE AND SHARES NOT PURCHASED BECAUSE OF
                  PRORATION WILL BE RETURNED. SEE SECTION 14.
THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE
     OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.
   THE SHARES ARE LISTED AND TRADED ON THE NASDAQ STOCK MARKET, INC. NATIONAL MARKET ("NASDAQ") UNDER THE SYMBOL "ESCO." ON JULY 21, 1998, THE LAST FULL
TRADING DAY PRIOR TO THE ANNOUNCEMENT OF THE OFFER, THE CLOSING PER SHARE SALES PRICE AS REPORTED ON NASDAQ WAS $9.75. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT
                MARKET QUOTATIONS FOR THE SHARES. SEE SECTION 7.
 THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER
 MUST MAKE THE DECISION WHETHER TO TENDER SUCH STOCKHOLDER'S SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SUCH SHARES SHOULD BE
 TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE
          OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                                   IMPORTANT
     Any stockholder wishing to tender all or any part of such stockholder's Shares should either (a) complete and sign a Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver such Letter of Transmittal, together with any required signature guarantee, and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "Depositary"), and mail or deliver the certificates for such Shares to the Depositary (together with any other documents required by the Letter of Transmittal) or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in
Section 3.

     TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH THEY ARE TENDERING SHARES.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.

     THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                      The Dealer Manager for the Offer is:

July 22, 1998                         LOGO
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                                    SUMMARY

     This general summary is solely for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details set forth in this Offer to Purchase.

Purchase Price................   The Company will determine a single per Share
                                 net cash price which will be not more than $12.00 nor less than $9.00 per Share. All
                                 Shares purchased by the Company will be
                                 purchased at the Purchase Price even if
                                 tendered at or below the Purchase Price. Each stockholder desiring to tender Shares must specify in the Letter of Transmittal the minimum price (not more than $12.00 nor less than $9.00 per Share) at which the stockholder is willing to have such stockholder's Shares purchased by the Company.

Number of Shares to be
Purchased.....................   1,000,000 Shares (or such lesser number of
                                 Shares as are properly tendered at prices not in excess of $12.00 nor less than $9.00 per share).

How to Tender Shares..........   See Section 3. Contact the Information Agent,
                                 the Dealer Manager or consult your broker for assistance.

Brokerage Commissions.........   None for registered stockholders who tender
                                 their Shares directly to the Depositary.
                                 Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary.

Stock Transfer Tax............   None, if payment is made to the registered
                                 holder of Shares.

Expiration and Proration
Dates.........................   Tuesday, August 18, 1998, at 12:00 Midnight,
                                 New York City time, unless the Offer is
                                 extended by the Company.

Payment Date..................   As soon as practicable after the termination of
                                 the Offer.

Position of the Company and
its Board of Directors........   Neither the Company nor its Board of Directors
                                 makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered.
                                 The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

Withdrawal Rights.............   Tendered Shares may be withdrawn at any time
                                 prior to 12:00 Midnight, New York City time, on
                                 Tuesday, August 18, 1998, unless the Offer is extended by the Company, and, unless previously purchased, after 12:00 Midnight, New York City time, on Wednesday, September 16, 1998. See
                                 Section 4.

Odd Lots......................   There will be no proration of Shares tendered
                                 by any stockholder owning beneficially or of record less than 100 Shares as of the close of business on July 21, 1998 and as of the Expiration Date, if the stockholder tenders all Shares owned by the stockholder at or below the Purchase Price prior to the Expiration Date and completes the section entitled "Odd Lots" in the Letter of Transmittal. See Section 1.

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

                               TABLE OF CONTENTS

                          SECTION                             PAGE
                          -------                             ----
INTRODUCTION................................................    5
THE OFFER...................................................    6
   1. Number of Shares; Proration...........................    6
   2. Purpose of the Offer; Certain Effects of the Offer....    8
   3. Procedures for Tendering Shares.......................   10
   4. Withdrawal Rights.....................................   14
   5. Purchase of Shares and Payment of Purchase Price......   14
   6. Certain Conditions of the Offer.......................   15
   7. Price Range of Shares; Dividends......................   17
   8. Source and Amount of Funds............................   17
   9. Certain Information Concerning the Company............   18
  10. Interest of Directors and Officers and Principal
      Shareholder; Transactions and
      Arrangements Concerning Shares........................   26
  11. Effects of the Offer on the Market for Shares;
      Registration Under the Exchange Act....................  26
  12. Certain Legal Matters; Regulatory Approvals...........   27
  13. Certain United States Federal Income Tax
      Consequences...........................................  27
  14. Extension of the Offer; Termination; Amendment........   29
  15. Fees and Expenses.....................................   29
  16. Miscellaneous.........................................   30

     CERTAIN SECTIONS OF THIS OFFER TO PURCHASE INCLUDING, BUT NOT LIMITED TO,
SECTION 2 ENTITLED "PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER" AND
SECTION 9 ENTITLED "CERTAIN INFORMATION CONCERNING THE COMPANY," CONTAIN CERTAIN "FORWARD LOOKING STATEMENTS" AS SUCH TERM IS USED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY'S PERFORMANCE MAY BE AFFECTED BY MANY UNCERTAINTIES THAT EXIST IN THE COMPANY'S OPERATIONS AND BUSINESS ENVIRONMENT THAT MAY CAUSE ACTUAL PERFORMANCE TO DIFFER MATERIALLY FROM PERFORMANCE SUGGESTED BY ANY FORWARD LOOKING STATEMENTS.

     DEMAND FOR THE COMPANY'S PRODUCTS IS CYCLICAL IN NATURE AND SUBJECT TO CHANGES IN GENERAL MARKET CONDITIONS THAT AFFECT DEMAND. THE COMPANY'S CUSTOMERS OPERATE PRIMARILY IN INDUSTRIES (E.G., BUILDING AND CONSTRUCTION AND TRANSPORTATION) THAT ARE AFFECTED BY CHANGES IN ECONOMIC CONDITIONS, WHICH IN TURN CAN AFFECT ORDERS FOR EXTRUSIONS. THE COMPANY AND THE EXTRUSION INDUSTRY GENERALLY OPERATE WITHOUT SIGNIFICANT ORDER BACKLOGS. AS A RESULT, ECONOMIC SLOWDOWNS AND RECESSIONS COULD ADVERSELY AFFECT THE EXTRUSION INDUSTRY AND THE COMPANY. THE COMPANY'S PERFORMANCE MAY ALSO BE AFFECTED BY OTHER RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL PERFORMANCE TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: THE COMPANY'S LEVEL OF UTILIZATION OF ITS EXTRUSION CAPACITY AND THE IMPACT OF CAPACITY UTILIZATION ON COSTS; THE COMPANY'S ABILITY TO INCREASE ITS MARKET SHARE, WHICH MAY BE NECESSARY TO MAXIMIZE CAPACITY UTILIZATION, AND THE COSTS ASSOCIATED WITH ANY SUCH EFFECTS; THE HIGHLY COMPETITIVE NATURE OF THE EXTRUSION INDUSTRY AND THE RELATIVELY GREATER CAPITALIZATION AND LOWER LEVELS OF INDEBTEDNESS OF CERTAIN COMPETITORS, PARTICULARLY INTEGRATED ALUMINUM PRODUCERS; DEVELOPMENTS WITH RESPECT TO CONTINGENCIES SUCH AS ENVIRONMENTAL MATTERS AND LITIGATION; THE IMPACT ON VARIABLE COSTS OF CHANGES IN LABOR MARKET CONDITIONS AND ENERGY AND RAW MATERIALS COSTS (PRIMARILY ALUMINUM); SEASONAL VARIATIONS IN THE

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

EXTRUSION BUSINESS WHICH IS GENERALLY STRONGER IN THE SECOND AND THIRD QUARTERS AND WEAKER IN THE FIRST AND FOURTH QUARTERS; WHETHER THE COMPANY'S MANAGEMENT TEAM HIRED IN LATE 1996 WILL BE ABLE TO IMPROVE OPERATIONS AND PROFITABILITY AS PLANNED; WHETHER AND TO WHAT EXTENT THE COMPANY'S CAPITAL EXPENDITURES CAN ACHIEVE REDUCTIONS IN VARIABLE COSTS; AND WHETHER THE COMPANY'S COMPUTER SYSTEMS WILL BE SUCCESSFULLY UPDATED TO ELIMINATE THE "YEAR 2000" ISSUE, AND AT WHAT COST, AND WHETHER AND TO WHAT EXTENT THE COMPANY'S CUSTOMER AND SUPPLIER RELATIONSHIPS ARE ADVERSELY AFFECTED BY THIS ISSUE; AND THE COMPANY'S ABILITY TO INTEGRATE AND OPERATE ACQUIRED FACILITIES ON A PROFITABLE BASIS.

TO THE HOLDERS OF COMMON STOCK OF EASCO, INC.:

                                  INTRODUCTION

     Easco, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $.01 per share (the "Shares"), to the Company at prices not in excess of $12.00 nor less than $9.00 per Share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine the single per Share price, not in excess of $12.00 nor less than $9.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $12.00 nor less than $9.00 per Share). All Shares properly tendered prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Company's expense to the stockholders who tendered such Shares. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer. See Section 14.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SUCH SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. SEE SECTION 10.

     Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not properly withdrawn, the Company will buy Shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their Shares at or below the Purchase Price and then on a pro rata basis from all other stockholders who properly tender Shares at prices at or below the Purchase Price (and do not properly withdraw them prior to the expiration of the Offer). See Section 1.

     The Purchase Price will be paid net to the tendering stockholder in cash, without interest thereon, for all Shares purchased. Tendering stockholders who hold Shares in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING STOCK-

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

HOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. The Company will pay all fees and expenses of Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C. (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See Section 15.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of Shares, make this an attractive time to repurchase a significant portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an attractive investment for the Company that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $12.00 nor less than $9.00 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the Depositary, the usual transaction costs associated with open market sales. In addition, the Offer may give stockholders the opportunity to sell at prices greater than market prices prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets subject to the Company's right to issue additional Shares and other equity securities in the future. In determining whether to tender Shares pursuant to the Offer, stockholders should consider the possibility that they may be able to sell their Shares in the future on Nasdaq or otherwise, including in connection with a sale of the Company, at a net price higher than the Purchase Price. See Section 2. The Company can give no assurance, however, as to the price at which a stockholder may be able to sell non-tendered Shares in the future.

     As of July 21, 1998, the Company had 10,475,339 issued and outstanding Shares, 2,005,222 Shares held in treasury and had reserved 1,004,180 Shares for issuance upon exercise of outstanding stock options ("Options") under the Company's Stock Option Plan and certain Stock Option Agreements which the Company has entered into with certain of its executive officers (collectively the "Option Plans"). The 1,000,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 9.5% of the Company's Shares outstanding on July 21, 1998 (approximately 9.3% assuming exercise of outstanding exerciseable Options). The Shares are listed and traded on Nasdaq under the symbol "ESCO." On July 21, 1998, the last full trading day prior to the announcement of the Offer, the closing per Share sales price as reported on Nasdaq was $9.75. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase 1,000,000 Shares or such lesser number of Shares as are properly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices not in excess of $12.00 nor less than $9.00 per Share, net to the seller in cash, without interest thereon.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, August 18, 1998 unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See
Section 14 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right to purchase more than 1,000,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the
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

Offer. See Section 14. In the event of an over-subscription of the Offer as described below, Shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration, except for Odd Lots (as defined below). The proration period also expires on the Expiration Date. If (i) the Company increases the price to be paid for Shares above $12.00 per Share or decreases the price to be paid for Shares below $9.00 per Share, the Company materially increases the Dealer Manager fee or the Company increases the number of Shares being sought in the Offer and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Offer will be extended until the expiration of such period of ten business days.

     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share Purchase Price that it will pay for Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 1,000,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $12.00 nor less than $9.00 per Share). All Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price.

     THE OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

     In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender Shares must specify the price, not in excess of $12.00 nor less than $9.00 per Share, at which they are willing to sell their Shares to the Company pursuant to the Offer. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price that it will pay for Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares tendered and the prices specified by tendering stockholders. The Company intends to select the lowest Purchase Price, not in excess of $12.00 nor less than $9.00 net per Share in cash, that will enable it to purchase 1,000,000 Shares (or such lesser number of Shares as are properly tendered) pursuant to the Offer. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date is less than or equal to 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered at the Purchase Price.

     Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the basis set forth below:

          (a) first, all Shares properly tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

             (1) tenders all Shares owned beneficially or of record by such Odd Lot Holder at a price at or below the Purchase Price (tenders of less than all the Shares owned by such Odd Lot Holder will not qualify for this preference); and

             (2) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and

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

          (b) second, after the purchase of all of the foregoing Shares, all other Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares), as described below.

     Odd Lots. For purposes of the Offer, the term "Odd Lots" shall mean all Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not properly withdrawn by any person (an "Odd Lot Holder") who owned beneficially or of record as of the close of business on July 21, 1998 and who continue to own beneficially or of record as of the Expiration Date, an aggregate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. In order to qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder who holds Shares in its name and tenders its Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder's Shares. Any stockholder wishing to tender all of such stockholder's Shares pursuant to the Offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder who tenders any Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

     Proration. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders, other than Odd Lot Holders, at or below the Purchase Price. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not properly withdrawn, and because of the Odd Lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent or the Dealer Manager and may be able to obtain such information from their brokers.

     As described in Section 13, the number of Shares that the Company will purchase from a stockholder pursuant to the Offer may affect the United States federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder's decision whether or not to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to Shareholders who were record holders of Shares as of July 21, 1998 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $12.00 nor less than $9.00 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell such Shares for cash without, where Shares are tendered by the registered owner directly to the Depositary, the usual transaction costs associated with open market sales. In addition, Odd Lot Holders who hold Shares in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot discounts payable on a sale of their Shares in a Nasdaq transaction. The Offer also allows stockholders to sell a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. Stockholders may be able to sell non-tendered Shares in the future on Nasdaq or otherwise, including in connection with a sale of the Company, at a net price higher than the Purchase Price. The Company can give no assurance, however, as to the price at which a stockholder may be able to sell Shares in the future.

     The Board of Directors has determined that the Company's financial condition and outlook and current market conditions, including recent trading prices of Shares, make this an attractive time to repurchase outstanding Shares. In the view of the Board of Directors, the Offer represents an attractive investment that should benefit the Company and its stockholders over the long term. In particular, the Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value. The funds required to complete the Offer and pay related expenses will be provided from working capital and cash from operations and the balance, if necessary, from borrowings incurred by the Company under its revolving credit facility. See Section 8.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT WITH THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SUCH SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER. SEE SECTION 10.

     The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise, subject to the approval of the Board of Directors. Future purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. However, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     During the second quarter of 1998, a third party, through the Company's President, advised the Company's Board of Directors of a potential interest in purchasing the Company. Although representatives of the Board of Directors engaged in exploratory discussions with the third party and the Company's financial advisor, Credit Suisse First Boston Corporation, about the possible terms of a sale, in light of such discussions and current market conditions, the discussions were terminated at a preliminary stage. The Company and its largest stockholder, American Industrial Partners Capital Funds, L.P., have received informal inquiries from time to time concerning a possible sale of the Company. None of these inquiries has resulted in any formal discussions and the Board of Directors is not currently engaged in discussions with any third party regarding a sale of the Company. The Board of Directors may determine in the future, however, that a sale of the Company would be in the best interests of the Company's stockholders. If the Company is sold, stockholders may receive net proceeds from the sale in excess of the Purchase Price.

     Shares the Company acquires pursuant to the Offer will be held in the Company's treasury (unless and until the Company determines to retire any such Shares) and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules applicable to companies with shares traded on Nasdaq or any other securities exchange on which the Shares may be listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no current plans for the issuance of Shares repurchased pursuant to the Offer by the Company and resume the status of authorized but unissued Shares.

     Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized for quotation in an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

3. PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 Midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase, or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, STOCKHOLDERS DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $.125) AT WHICH SHARES ARE BEING TENDERED. Stockholders who desire to tender Shares at more than one price must complete a separate Letter of Transmittal for each price at which Shares are tendered, provided that the same Shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. TO PROPERLY TENDER SHARES, ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     IN ADDITION, ODD LOT HOLDERS WHO TENDER ALL SHARES MUST COMPLETE THE SECTION CAPTIONED "ODD LOTS" IN THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, IN THE NOTICE OF GUARANTEED DELIVERY, TO QUALIFY FOR THE PREFERENTIAL TREATMENT AVAILABLE TO ODD LOT HOLDERS AS SET FORTH IN SECTION 1.

     STOCKHOLDERS WHO HOLD SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT THE BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF STOCKHOLDERS TENDER SHARES THROUGH THE BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITARY.

     Signature Guarantees and Method of Delivery. No signature guarantee is required: (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     United States Federal Income Tax Backup Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Internal Revenue Service ("IRS"), unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. If the Depositary is not provided with the correct taxpayer identification number, the United States Holder (as defined in Section 13 herein) also may be subject to a penalty imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in Section 13 herein)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

     TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH BACKUP WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED AS PART OF THE LETTER OF TRANSMITTAL.

     Withholding For Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-United States Holder meets those tests described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

     NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING, INCLUDING ELIGIBILITY FOR A WITHHOLDING TAX REDUCTION OR EXEMPTION, AND THE REFUND PROCEDURE.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the stockholder's Share certificates are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, the Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (a) the tender is made by or through an Eligible Institution;

          (b) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase (specifying the price at which the Shares are being tendered), including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

     Return of Tendered Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the Shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to the stockholder.

     Company Stock Option Plans. The Company is not offering, as part of the Offer, to purchase any options ("Options") outstanding under the Company's Stock Option Plans and tenders of Options will not be accepted. Holders of Options who wish to participate in the Offer may either (i) comply with the procedure for guaranteed delivery set forth above without having to exercise their Options until after the results of the Offer are known (provided, however, that an Option holder will not be required to make the requisite tender through an Eligible Institution and may personally execute and deliver the Notice of Guaranteed Delivery) or (ii) exercise their Options and purchase Shares of the Company's common stock and then tender the Shares pursuant to the Offer, provided that, in the case of either (i) or (ii), any exercise of an Option and tender of Shares is in accordance with the terms of the Option Plans and the Options. In no event are any Options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an Option cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder and the Company's interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any notice.

     Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) the stockholder has a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

     CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Wednesday, September 16, 1998.

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any notice.

     Withdrawals may not be rescinded and any Shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn Shares are properly retendered prior to the Expiration Date by following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company (i) will determine the Purchase Price it will pay for the Shares properly tendered and not properly withdrawn prior to the Expiration Date, taking into account the number of Shares so tendered and the prices specified by tendering stockholders, and (ii) will accept for payment and pay for (and thereby purchase) Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered at or below the Purchase Price and not properly withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date the Company will accept for payment and pay a single per Share Purchase Price for 1,000,000 Shares (subject to increase or decrease as provided in Section 14) properly tendered, or such lesser number of Shares as are properly tendered, at prices not in excess of $12.00 nor less than $9.00 per Share and not properly withdrawn as permitted in Section 4.

     The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

     In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the Shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE BE PAID BY THE COMPANY BY REASON OF ANY DELAY IN MAKING PAYMENT. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

     ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3. ALSO SEE SECTION 3 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS.

6. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after July 22, 1998 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with acceptance for payment:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on July 21, 1998;

          (d) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person;

          (e)(i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before August 18, 1998), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

          (f) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's reasonable judgment, is or may be material to the Company or its subsidiaries; or

          (g) the Company determines that the consummation of the offer and the purchase of the Shares may cause the Shares to be delisted from Nasdaq or to be eligible for deregistration under the Exchange Act.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or omission by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

7. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are listed and traded on Nasdaq. The following table sets forth, for the fiscal quarters indicated, the high and low closing per Share sales prices on Nasdaq as compiled from published financial sources and the cash dividends paid, or to be paid, per Share in each of such fiscal quarters.

                                                  HIGH           LOW         DIVIDENDS
                                                  ----           ---         ---------
1996:
  1st Quarter..................................    9 3/8         7 1/4          .01
  2nd Quarter..................................    9 3/8         7 5/8          .01
  3rd Quarter..................................    8 3/8         4 3/4          .01
  4th Quarter..................................    7 3/4         4 1/2          .01
1997:
  1st Quarter..................................    9 7/8         6 7/8          .01
  2nd Quarter..................................   10 1/8         7 1/4          .01
  3rd Quarter..................................   13 1/2         9 1/2          .01
  4th Quarter..................................   13 3/8        11 5/16         .01
1998:
  1st Quarter..................................   15 3/4        11 3/8          .01
  2nd Quarter..................................   16 3/8         8 7/8          .01
  3rd Quarter (through July 21, 1998)..........   10 1/4         9 3/8          .01

     On July 21, 1998, the last full trading day prior to the announcement of the Offer, the closing per Share sales price as reported on Nasdaq was $9.75. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

8. SOURCE AND AMOUNT OF FUNDS.

     Assuming the Company purchases 1,000,000 Shares pursuant to the Offer at a purchase price of $12.00 per Share, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $12,500,000. The Company expects to fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from available cash and, if necessary, from borrowings under the Company's existing credit facility described below. At July 20, 1998, the Company had available cash and marketable securities of $17.0 million. As of the Expiration Date, the Company anticipates available cash will be reduced by several million dollars due to seasonal working capital needs. The Company therefore may finance part of the aggregate purchase price of the Offer from its existing revolving credit facility.

     The Company has a credit agreement with Bank of America (formerly Continental Bank), as agent for the participating banks thereunder, providing for a $40.0 million revolving credit facility (the "Credit Facility"), including letters of credit, with interest charged at a base rate (generally the London Interbank Offered Rate) plus a spread that is dependent on the Company's quarterly financial leverage ratio. The maximum amount of available borrowings is decreased to $30.0 million if the Company does not meet certain financial covenants. As of March 31, 1998, the Company had approximately $3.4 million outstanding under the Credit Facility in the form of letters of credit. The Credit Facility is secured by inventory, accounts receivable and certain other assets of the Company and its direct and indirect subsidiaries. The Credit Facility expires on January 31, 2000. The Company believes that the Credit Facility, along with cash generated from operations, will be sufficient to finance the Offer, the Company's working capital needs as well as its capital expenditures, remaining special charges, and business development needs. The Company has no plans or arrangements to refinance or repay borrowings under the Credit Facility.

     The preceding summary of the Credit Facility is qualified in its entirety by reference to the text of the Credit Facility and the amendments thereto, which have been filed as an exhibit to the Issuer Tender Offer Statement on
Schedule 13E-4 (the "Schedule 13E-4") to which this Offer to Purchase is attached as an exhibit. A copy of the Schedule 13E-4 may be obtained from the Commission in the manner provided in Section 10.

9. CERTAIN INFORMATION CONCERNING THE COMPANY.

     General. The Company was incorporated in the State of Delaware in 1994. It operates through its subsidiary, Easco Corporation, and its subsidiary, Dolton Aluminum Company, Inc. The Company's principal executive office is located at 706 South State Street, Girard, Ohio 44420. The Company is the largest independent extruder of soft alloy aluminum products in the United States, with shipments of approximately 307.5 million pounds of aluminum extrusions in 1997, representing an approximate 8% market share. The Company operates 21 aluminum extrusion presses and three casting facilities at twelve plants in five states, and its products include standard and custom profiles (shapes of specific lengths and cross-sectional design), conduit and drawn tubing. The Company also produced vinyl extrusions through operations that have been subsequently sold in January, 1998.

     The Company serves approximately 2,600 customers spanning primarily five industry groups (building and construction, transportation, distribution, electrical and consumer durables), and its extrusions are used in a wide variety of products including door and window frames, truck bodies, truck trailers, recreational vehicles, automobiles, boats, home appliances, patio enclosures and furniture, office furniture and equipment, picture frames, sport and exercise equipment, health care equipment, coaxial cable and electrical conduit.

     Selected Historical And Pro Forma Financial Information. Set forth below is certain selected historical and pro forma consolidated financial information with respect to the Company. Historical financial information for the year ended December 31, 1997 was derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Company's 1997 Annual Report") and historical financial information for the quarter ended March 31, 1998 was derived from the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "Company's 1998 First Quarter Report"), each of which is hereby incorporated herein by reference, and other information and data contained in the Company's 1997 Annual Report and the Company's 1998 First Quarter Report. More comprehensive financial information is included in such reports and the historical information below is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under the caption "Additional Information".

     The pro forma information on the results of operations for the years ended December 31, 1997 and 1996 and the three month periods ended March 31, 1998 and 1997, assumes that at the beginning of each period shown, the Company used available cash and cash equivalents to purchase 1,000,000 Shares pursuant to the Offer at prices of $9.00 and $12.00. The assumptions on which the pro forma financial information is based are further described in the Notes to Selected Historical and Pro Forma Information. Each period presented should be treated as a stand-alone period. The pro forma information of the Company is unaudited and does not purport to be indicative of the results that would actually have been attained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or the results that may be obtained in the future.

                                  EASCO, INC.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
       (IN THOUSANDS EXCEPT SHARE AMOUNTS, PER SHARE AMOUNTS AND RATIOS)

                                    THREE MONTHS ENDED                      THREE MONTHS ENDED
                                      MARCH 31, 1998                          MARCH 31, 1997
                           -------------------------------------   -------------------------------------
                                                PROFORMA                                PROFORMA
                                         -----------------------                 -----------------------
                                           $9.00        $12.00                     $9.00        $12.00
                                          PURCHASE     PURCHASE                   PURCHASE     PURCHASE
                           HISTORICAL      PRICE        PRICE      HISTORICAL      PRICE        PRICE
                           ----------     --------     --------    ----------     --------     --------
CONDENSED CONSOLIDATED
  STATEMENTS OF
  OPERATIONS
  Net sales..............      $80,854      $80,854      $80,854       $77,285      $77,285      $77,285
  Cost of goods sold.....       71,205       71,205       71,205        70,505       70,505       70,505
                           -----------   ----------   ----------   -----------   ----------   ----------
  Gross profit...........        9,649        9,649        9,649         6,780        6,780        6,780
  Selling and
     administrative
     expenses............        4,124        4,124        4,124         3,982        3,982        3,982
  Amortization...........          414          414          414           414          414          414
  Management fees........          225          225          225           225          225          225
  Non-recurring items....       (3,041)      (3,041)      (3,041)           --           --           --
                           -----------   ----------   ----------   -----------   ----------   ----------
  Income (loss) from
     operations..........        7,927        7,927        7,927         2,159        2,159        2,159
  Interest expense.......        2,052        2,198        2,250         2,164        2,307        2,352
                           -----------   ----------   ----------   -----------   ----------   ----------
  Income (loss) before
     taxes...............        5,875        5,729        5,677            (5)        (148)        (193)
  Income tax provision
     (benefit)...........        2,467        2,406        2,384            (2)         (59)         (77)
                           -----------   ----------   ----------   -----------   ----------   ----------
  Net income (loss)......        3,408        3,323        3,293            (3)         (89)        (116)
                           ===========   ==========   ==========   ===========   ==========   ==========
  Earnings (loss) per
     common
     share--basic........        $0.33        $0.35        $0.35        $(0.00)      $(0.01)      $(0.01)
                           ===========   ==========   ==========   ===========   ==========   ==========
  Earnings (loss) per
     common share--
     diluted.............        $0.32        $0.34        $0.34        $(0.00)      $(0.01)      $(0.01)
                           ===========   ==========   ==========   ===========   ==========   ==========
Weighted average number
  of common shares
  outstanding--basic.....   10,444,159    9,444,159    9,444,159    10,409,670    9,409,670    9,409,670
Weighted average number
  of common shares
  outstanding--assuming
  dilution...............   10,795,919    9,795,919    9,795,919    10,409,670    9,409,670    9,409,670
Ratio of earnings
  (deficiency) to fixed
  charges................          3.5          3.3          3.3           1.0           --           --

                                  EASCO, INC.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
       (IN THOUSANDS EXCEPT SHARE AMOUNTS, PER SHARE AMOUNTS AND RATIOS)

                                           MARCH 31, 1998                     MARCH 31, 1997
                                  --------------------------------   --------------------------------
                                                    PROFORMA                           PROFORMA
                                               -------------------                -------------------
                                                $9.00      $12.00                  $9.00      $12.00
                                               PURCHASE   PURCHASE                PURCHASE   PURCHASE
                                  HISTORICAL    PRICE      PRICE     HISTORICAL    PRICE      PRICE
                                  ----------   --------   --------   ----------   --------   --------
CONDENSED CONSOLIDATED BALANCE
  SHEETS
  Working capital...............   $ 46,634    $ 38,690   $ 38,690    $ 41,851    $ 32,351   $ 29,351
  Total assets..................    223,930     215,986    215,986     231,074     221,574    218,574
  Total assets less goodwill....    171,070     163,126    163,126     176,699     167,199    164,199
  Total debt....................     85,000      86,556     89,556      85,000      85,000     85,000
  Stockholders' equity..........     72,199      62,699     59,699      62,994      53,494     50,494
  Book value per share..........   $   6.69    $   6.40   $   6.09    $   6.05    $   5.69   $   5.37

                                  EASCO, INC.

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
       (IN THOUSANDS EXCEPT SHARE AMOUNTS, PER SHARE AMOUNTS AND RATIOS)

                                         YEAR ENDED                              YEAR ENDED
                                      DECEMBER 31, 1997                       DECEMBER 31, 1996
                            -------------------------------------   -------------------------------------
                                                 PROFORMA                                PROFORMA
                                          -----------------------                 -----------------------
                                            $9.00        $12.00                     $9.00        $12.00
                                           PURCHASE     PURCHASE                   PURCHASE     PURCHASE
                            HISTORICAL      PRICE        PRICE      HISTORICAL      PRICE        PRICE
                            ----------     --------     --------    ----------     --------     --------
CONDENSED CONSOLIDATED
  STATEMENTS OF
  OPERATIONS
  Net sales..............      $334,515     $334,515     $334,515      $321,031     $321,031     $321,031
  Cost of goods sold.....       297,248      297,248      297,248       289,463      289,463      289,463
                            -----------   ----------   ----------   -----------   ----------   ----------
  Gross profit...........        37,267       37,267       37,267        31,568       31,568       31,568
  Selling and
     administrative
     expenses............        15,342       15,342       15,342        19,286       19,286       19,286
  Amortization...........         1,656        1,656        1,656         2,028        2,028        2,028
  Management fees........           900          900          900           900          900          900
  Impairment of
     long-lived assets...            --           --           --        23,335       23,335       23,335
  Non-recurring items....           405          405          405         3,479        3,479        3,479
                            -----------   ----------   ----------   -----------   ----------   ----------
  Income (loss) from
     operations..........        18,964       18,964       18,964       (17,460)     (17,460)     (17,460)
  Interest expense.......         8,589        9,159        9,355         9,021        9,591        9,791
                            -----------   ----------   ----------   -----------   ----------   ----------
  Income (loss) before
     taxes...............        10,375        9,805        9,609       (26,481)     (27,051)     (27,251)
  Income tax provision
     (benefit)...........         4,983        4,709        4,615        (4,163)      (4,253)      (4,284)
                            -----------   ----------   ----------   -----------   ----------   ----------
  Net income (loss)......         5,392        5,096        4,994       (22,318)     (22,798)     (22,967)
                            ===========   ==========   ==========   ===========   ==========   ==========
  Earnings (loss) per
     common
     share--basic........         $0.52        $0.54        $0.53        $(2.17)      $(2.46)      $(2.48)
                            ===========   ==========   ==========   ===========   ==========   ==========
  Earnings (loss) per
     common
     share--diluted......         $0.51        $0.53        $0.52        $(2.17)      $(2.46)      $(2.48)
                            ===========   ==========   ==========   ===========   ==========   ==========
Weighted average number
  of common shares
  outstanding--basic.....    10,416,293    9,416,293    9,416,293    10,261,774    9,261,774    9,261,774
Weighted average number
  of common shares
  outstanding--assuming
  dilution...............    10,671,246    9,671,246    9,671,246    10,261,774    9,261,774    9,261,774
Ratio of earnings
  (deficiency) to fixed
  charges................           2.1          2.0          1.9            --           --           --
CONDENSED CONSOLIDATED
  BALANCE SHEETS
  Working capital........      $ 41,135     $ 32,665     $ 32,665      $ 38,930     $ 29,430     $ 26,430
  Total assets...........       236,264      227,794      227,794       230,457      220,957      217,957
  Total assets less
     goodwill............       183,026      174,556      174,556       175,703      166,203      163,203
  Total debt.............        85,000       86,030       89,030        85,000       85,000       85,000
  Stockholders' equity...        68,519       59,019       56,019        63,041       53,541       50,541
  Book value per share...      $   6.42     $   6.10     $   5.79      $   6.14     $   5.78     $   5.46

        NOTES TO SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

(1) The Offer results in the Company's acquisition of 1,000,000 Shares pursuant to the Offer for $9,500,000 at $9.00 per Share and $12,500,000 at $12.00 per
    Share including estimated costs of the Offer of $500,000. Net interest expense has been adjusted to reflect the use of funds in the Offer.

(2) For the purpose of calculating the ratio of earnings to fixed charges or the deficiency of earnings available to cover fixed charges, "earnings" consists of earnings before equity in earnings of affiliates and minority interest, tax on earnings, dividends received from affiliates and "fixed charges". "Fixed charges" consists of interest and amortization of debt expenses and estimated interest components of rental expenses. The pre-tax interest rate used for the calculations is 6% on invested cash and 7% for additional borrowings.

(3) Book value per share is calculated as total stockholders' equity divided by the number of diluted pro forma shares outstanding at the end of the period.

(4) Non-recurring items include a gain on the sale of the Company's vinyl extrusion operation for the three months ended March 31, 1998; a plant restructuring, retirement plan termination and revision of environmental contingency obligation estimates for the year ended December 31, 1977; and an executive reorganization for the year ended December 31, 1996.

(5) Impairment of long-lived assets relates to the Dolton, Illinois extrusion facility based on an assessment of value in light of historical and anticipated performance at December 31, 1996. The impairment charge reduced property, plant and equipment by $9.7 million and goodwill by $13.6 million.

(6) The pro forma effects of reduced dividend payments and increased stock option dilution from the Offer prices are not included due to the immateriality of the amounts involved.

     On July 21, 1998, the Company issued a press release which contained certain second quarter financial information for the Company (the "Second Quarter Financial Information"). The Second Quarter Financial Information contained therein is set forth below. The Company intends to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 on or about August 10, 1998. More comprehensive financial information will be included in such report and the financial information that follows is qualified in its entirety by reference to such report, as such report may be amended from time to time, and all the financial statements and related notes contained therein.

                          EASCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  THREE MONTHS ENDED         SIX MONTHS ENDED
                                                -----------------------   -----------------------
                                                 JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                   1998         1997         1998         1997
                                                 --------     --------     --------     --------
                                                      (UNAUDITED)               (UNAUDITED)
Net sales(1)..................................     $80,938      $89,986     $161,792     $167,271
Cost of products sold(1)(2)...................      70,045       78,974      141,250      149,479
                                                ----------   ----------   ----------   ----------
Gross profit(1)...............................      10,893       11,012       20,542       17,792
Selling, general and administrative(1)........       4,545        5,413        8,669        9,395
Amortization of goodwill and other............         414          414          828          828
Management fees...............................         225          225          450          450
Non-recurring gain............................          --           --       (3,041)          --
                                                ----------   ----------   ----------   ----------
Operating profit(2)...........................       5,709        4,960       13,636        7,119
Interest expense..............................       2,038        2,067        4,090        4,231
                                                ----------   ----------   ----------   ----------
Income before income tax......................       3,671        2,893        9,546        2,888
Income tax provision (benefit)................       1,539        1,400        4,006        1,398
                                                ----------   ----------   ----------   ----------
Net income....................................     $ 2,132      $ 1,493     $  5,540     $  1,490
                                                ==========   ==========   ==========   ==========
Basic earnings per share......................       $0.20        $0.14        $0.53        $0.14
                                                ==========   ==========   ==========   ==========
Diluted earnings per share(3).................       $0.20        $0.14        $0.51        $0.14
                                                ==========   ==========   ==========   ==========
Weighted average shares of common stock
  outstanding.................................  10,471,065   10,409,670   10,457,704   10,409,670
                                                ==========   ==========   ==========   ==========
Weighted average shares of common stock and
  common stock equivalents outstanding........  10,812,724   10,603,077   10,804,368   10,591,496
                                                ==========   ==========   ==========   ==========
OTHER OPERATING DATA:
Aluminum pounds shipped.......................      80,088       82,218      159,148      157,595
                                                ==========   ==========   ==========   ==========
Total pounds shipped..........................      80,088       85,730      160,011      163,389
                                                ==========   ==========   ==========   ==========
Adjusted EBITDA(4)............................     $ 7,833      $ 7,163     $ 14,854     $ 11,524
                                                ==========   ==========   ==========   ==========

-------------------------
(1) During the fourth quarter of 1997, the Company changed the way it classifies freight costs. As a result of the reclassification, gross profit and selling, general and administrative expenses decreased $3.6 million and $4.6 million, respectively, for the quarter ended June 30, 1998 and 1997. For the six months ended June 30, 1998 and 1997 gross profit and selling, general and administrative expenses decreased $8.1 million and $8.7 million, respectively.

(2) Includes LIFO income of $1.5 million and $2.8 million for the quarter and six months ended June 30, 1998, and LIFO expense of $0.7 million and $2.0 million for the quarter and six months ended June 30, 1997.

(3) Earnings per share amounts include after-tax LIFO income of $0.08 and $0.15 per share for the quarter and year ended December 31, 1998, and after-tax LIFO charges of $0.03 and $0.10 per share for the quarter and year ended December 31, 1997.

(4) Adjusted EBITDA represents operating profit adjusted for non-recurring and non-cash items.

                          EASCO, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                JUNE 30,     DECEMBER 31,
                                                                  1998           1997
                                                                --------     ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and equivalents......................................    $ 18,876       $  8,470
  Receivables, net..........................................      41,779         41,881
  Inventories...............................................      28,024         40,059
  Other current assets......................................       3,627          4,061
                                                                --------       --------
     Total current assets...................................      92,306         94,471
                                                                --------       --------
Property, plant and equipment, net..........................      80,370         81,875
Goodwill, net...............................................      52,482         53,238
Other assets................................................       6,284          6,680
                                                                --------       --------
     Total assets...........................................    $231,442       $236,264
                                                                ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 20,254       $ 29,363
  Accrued insurance obligations.............................       3,232          3,290
  Accrued payroll...........................................       5,338          5,596
  Other current liabilities.................................      15,501         15,087
                                                                --------       --------
     Total current liabilities..............................      44,325         53,336
                                                                --------       --------
Long-term debt..............................................      85,000         85,000
Deferred income taxes.......................................      13,968         14,291
Accrued pension benefits....................................       1,661          1,760
Accrued post-retirement benefits............................       3,194          2,879
Other non-current liabilities...............................       8,946         10,479
                                                                --------       --------
     Total liabilities......................................     157,094        167,745
                                                                --------       --------
Commitments and contingencies...............................          --             --
Stockholders' equity:
  Preferred Stock, $.01 par value, authorized 1,000,000
     shares; none issued or outstanding.....................          --             --
  Common Stock, $.01 par value, authorized 40,000,000
     shares; 12,479,561 and 12,440,276 shares issued and
     outstanding at June 30, 1998 and December 31, 1997,
     respectively...........................................         125            124
  Paid-in capital...........................................      82,371         81,875
  Retained earnings.........................................      11,842          6,510
  Less: treasury stock, 2,005,222 shares....................     (19,990)       (19,990)
                                                                --------       --------
     Total stockholders' equity.............................      74,348         68,519
                                                                --------       --------
     Total liabilities and stockholders' equity.............    $231,442       $236,264
                                                                ========       ========

                          EASCO, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                              -------------------
                                                              JUNE 30,   JUNE 30,
                                                                1998       1997
                                                              --------   --------
                                                                  (UNAUDITED)
Cash flows provided (used) by operations:
  Net income (loss).........................................  $ 5,540    $ 1,490
  Adjustments to reconcile net income to net cash flows
     provided (used) by operating activities:
     Depreciation...........................................    3,431      3,577
     Amortization of goodwill and other intangibles.........      828        828
     Amortization of deferred debt issue costs..............      288        286
     Stock compensation expense.............................      105        110
     Gain on sale of assets.................................   (3,041)        --
     Changes in operating assets and liabilities:
       (Increase) in receivables............................     (695)   (10,980)
       Decrease (increase) in inventories...................    8,460     (2,846)
       (Increase) decrease in other current assets..........     (486)     2,330
       (Increase) in other assets...........................      (98)      (975)
       (Decrease) increase in other accounts payable,
        accruals, and other current liabilities.............   (7,913)    16,388
       Increase (decrease) in deferred taxes (net)..........       76        (88)
       Decrease in other noncurrent liabilities.............   (1,317)      (248)
                                                              -------    -------
          Net cash provided by operating activities.........    5,178      9,872
                                                              -------    -------
Cash flows provided by (used for) investing:
  Proceeds from sale of assets..............................   13,225         --
  Property additions (net)..................................   (8,181)    (3,014)
                                                              -------    -------
          Net cash provided by (used for) investing
           activities.......................................    5,044     (3,014)
                                                              -------    -------
Cash flows provided by (used for) financing:
  Issuance of Common Stock..................................      392         --
  Cash dividends paid.......................................     (208)      (208)
                                                              -------    -------
          Net cash provided by (used for) financing
           activities.......................................      184       (208)
                                                              -------    -------
Net increase for the period.................................   10,406      6,650
Cash and cash equivalents, beginning of period..............    8,470     13,245
                                                              -------    -------
Cash and cash equivalents, end of period....................  $18,876    $19,895
                                                              =======    =======

     Senior Notes. At March 31, 1998 the Company had outstanding long-term debt consisting of $85.0 million of 10% Senior Notes due 2001. The Senior Notes became callable on March 15, 1998. The Company is considering its alternatives with respect to the Senior Notes including a potential refinancing of the Senior Notes. There can be no assurance, however, when or under what terms the Company will pursue such a refinancing.

     Additional Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq, 1735 K Street NW, Washington, DC 20006-1500.

10. INTEREST OF DIRECTORS AND OFFICERS AND PRINCIPAL SHAREHOLDER; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.

     As of July 21, 1998, the Company had 10,475,339 issued and outstanding Shares, 2,005,222 Shares held in treasury and had reserved 1,004,180 Shares for issuance upon exercise of outstanding Options. The 1,000,000 Shares that the Company is offering to purchase represents approximately 9.5% of the Shares outstanding on July 21, 1998 (approximately 9.3% assuming exercise of outstanding exerciseable Options).

     As of July 21, 1998, the Company's directors and executive officers as a group (11 persons) beneficially owned an aggregate of 4,704,438 Shares representing approximately 44.9% of the outstanding Shares, assuming the exercise by such persons of their currently exercisable Options. Each of the Company's executive officers and directors has advised the Company that he or she does not intend to tender any Shares pursuant to the Offer. If the Company purchases 1,000,000 Shares pursuant to the Offer, and none of the executive officers or directors tender Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 49.6% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their currently exercisable Options.

     As of July 21, 1998 the Company's principal shareholder, American Industrial Partners Capital Funds, L.P. ("AIP") beneficially owned an aggregate of 4,239,470 Shares representing approximately 40.5% of the outstanding Shares. AIP has advised the Company that it does not intend to tender any Shares pursuant to the Offer. If the Company purchases 1,000,000 Shares pursuant to the Offer, and AIP does not tender Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, AIP would own beneficially approximately 44.7% of the outstanding Shares immediately after the Offer.

     Based on the Company's records and on information provided to the Company by its directors, executive officers and subsidiaries, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 40 business days prior to the date hereof.

     Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of Shares outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Shares. Based upon published guidelines of Nasdaq, the Company does not believe that its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from Nasdaq.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such Shares as collateral. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offering pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 6.

13. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes the principal United States federal income tax consequences to United States Holders (as defined below) of an exchange of Shares pursuant to the Offer. Those Stockholders who do not participate in the exchange should not incur any United States federal income tax liability from the exchange. This summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing United States Treasury Regulations promulgated thereunder, published rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described herein (possibly on a retroactive basis).

     This summary addresses only Shares held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction or that have a functional currency other than the United States dollar). This summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO SUCH HOLDER OF PARTICIPATION IN THE OFFER.

     A "United States Holder" is a holder of Shares that for United States federal income tax purposes is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes. A "Non-United States Holder" is a holder of Shares other than a United States Holder.

     A United States Holder participating in the exchange will be treated either as having sold Shares or as having received a dividend distribution from the Company. In that regard, under Section 302 of the Code, a United States Holder whose Shares are exchanged pursuant to the Offer will be treated as having sold Shares if the exchange (i) results in a "complete termination" of all of such holder's equity interest in the Company, (ii) is a "substantially disproportionate" redemption with respect to such holder or (iii) is "not essentially equivalent to a dividend" with respect to such holder. In applying each of the Section 302 tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

     The receipt of cash by a shareholder will result in a "complete termination" of the shareholder's interest if either (1) all of the stock of the Company that is actually and constructively owned by the shareholder is transferred pursuant to the Offer or (2) all of the stock of the Company actually owned by the shareholder is sold pursuant to the Offer and the shareholder is eligible to waive, and effectively waives, the attribution of stock of the Company constructively owned by the shareholder in accordance with the procedures described in the Code. An exchange of Shares will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange of Shares (treating Shares exchanged pursuant to the Offer as no longer outstanding) pursuant to the Offer is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange (treating Shares exchanged pursuant to the Offer as outstanding). A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has concluded in a published ruling that even a minor reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs constitutes such a "meaningful reduction."

     If a United States Holder is treated as having sold Shares, such holder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares sold to the Company. In the case of an individual United States Holder, the maximum marginal United States federal income tax rate of 28% applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income of 39.6% if such United States Holder's holding period for such Shares exceeds one year and will be further reduced to 20% if such Shares were held for more than 18 months. Proposed legislation that has been passed by Congress would, if signed by the President, make capital gains realized by individuals on capital assets held more than one year eligible for the 20% maximum capital gains rate. No assurance can be given that such proposed legislation will be enacted in the form proposed, or at all.

     If a United States Holder who participates in the Offer is not treated as having sold Shares, such holder will be treated as receiving a dividend to the extent of such holder's rateable share of the Company's earnings and profits. Such a dividend will be includible in the United States Holder's gross income as ordinary income without reduction for the adjusted tax basis of the Shares exchanged. In such event, the United States Holder's adjusted tax basis in its Shares exchanged in the Offer generally will be added to such holder's adjusted tax basis in the remaining Shares. A dividend received by a corporate United States Holder may be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's earnings and profits, it will be treated first as a tax-free return of such United States Holder's tax basis in the Shares and thereafter as capital gain.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-United States Holders and the backup withholding tax requirements.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

14. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Company increases or decreases the price to be paid for Shares, materially increases the Dealer Manager fee or increases or decreases the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 am through 12:00 midnight, New York City time.

15. FEES AND EXPENSES.

     The Company has retained Credit Suisse First Boston to act as its financial advisor, as well as the Dealer Manager, in connection with the Offer. Credit Suisse First Boston will receive a fee for its services of $125,000. The Company also has agreed to reimburse Credit Suisse First Boston for certain reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify Credit Suisse First Boston against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. Credit Suisse First Boston has rendered various investment banking and other advisory services to the Company in the past, for which it has received customary compensation, and may render similar services to the Company in the future.

     The Company has retained MacKenzie Partners, Inc. to act as Information Agent and ChaseMellon Shareholder Services, L.L.C. to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable by the Company to brokers, dealers or other persons (other than fees to the Dealer Manager and the Information Agent as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16. MISCELLANEOUS.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of the jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission the Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in
Section 9 with respect to information concerning the Company.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY OR THE DEALER MANAGER IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER MANAGER.

                                                 EASCO INC.

JULY 22, 1998

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

        By Hand Delivery:               By Overnight Delivery:                    By Mail:
    120 Broadway, 13th Floor              85 Challenger Road                    P.O. Box 3301
    New York, New York 10271              Mail Drop -- Reorg            South Hackensack, New Jersey
   Attn: Reorganization Dept.      Ridgefield Park, New Jersey 07660                07606
                                      Attn: Reorganization Dept.         Attn: Reorganization Dept.

                                        Facsimile Transmission:
                                            (201) 296-4293

                   Confirm Receipt of Facsimile by Telephone:
                                 (201) 296-4860

                               ------------------

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at the telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                                 MACKENZIE LOGO

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                      The Dealer Manager for the Offer is:

                     CREDIT SUISSE FIRST BOSTON CORPORATION

                             Eleven Madison Avenue
                         New York, New York 10010-3629
                           (800) 881-8320 (toll free)